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SECURITIE[illegible] [illegible]IISSION

14049803

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SEC FILE NUMBER
8-68088

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (Date) AND ENDING December 31, 2013 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Grey Bassett, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

107 Indian Head Road
(No. and Street)

Riverside	CT	06878
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard M. Feldman — 212-392-4838
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name - *if individual, state last, first, middle name*)

10 Cutter Mill Rd.	Great Neck	NY	11021
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/27

OATH OR AFFIRMATION

I, Carol Romaine, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Grey Bassett, LLC as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JASON W WINGATE
Notary Public
Connecticut
My Commission Expires May 31, 2018

Notary Public

Signature

CCO

Title

This report ** contains (check all applicable boxes):

- ✔ (a) Facing Page.
- ✔ (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✔ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GREY BASSETT, LLC

STATEMENT OF FINANCIAL CONDITION AND INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2013

GREY BASSETT, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

INDEX

	PAGE
Independent Auditor's Report	1-2
Financial Statement:	
Statement of Financial Condition	3
Notes to the Statement of Financial Condition	4-5

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Member
Grey Bassett, LLC
Riverside, Connecticut

We have audited the accompanying financial statement of Grey Bassett, LLC, (the Company), which comprise the statement of financial condition as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

Opinion
In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Grey Bassett, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States.

Emphasis of Matter
As discussed in Note 5 to the financial statements, the Company's sole source of revenue was terminated in 2014. Our opinion is not modified with respect to this matter.

Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
February 26, 2014

Grey Bassett LLC
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 42,016
Accounts receivable	89,000
Fixed assets, net	2,044
Prepaid expenses	4,666
Other assets	1,229
Total Assets	$ 138,955
Liabilities and Member's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 1,068
	1,068
Member's equity	137,887
Total Liabilities and Member's Equity	$ 138,955

See accompanying notes to the statement of financial condition.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Grey Bassett, LLC (the "Company") was formed on October 30, 2008 as a limited liability company under the laws of the State of Connecticut. The Company is a broker dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides various consulting and advisory services.

Accounting Estimates
The preparation of the statement of financial condition in conformity with generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fair Value of Instruments
The Company's financial instruments are cash, fees receivable and accounts payable. The recorded value of the cash, fees receivable and accounts payable approximate their fair values based on their short-term nature.

Revenue Recognition
Revenue from advisory services is recorded as the fees are earned and are reasonable determinable.

Equipment
Equipment is carried at cost less accumulated depreciation. Depreciation is recorded on a straight line basis over the estimated useful life of the asset.

Income Taxes
The Company is organized as a single member limited liability company and is recognized as a sole proprietor for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the member.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. The Company recognized the effect of tax positions only when they are more than likely not to be sustained. At December 31, 2013, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1).

NOTE 2 - NET CAPITAL REQUIREMENTS (CONTINUED)

At December 31, 2013 the Company maintained net capital of $129,949 which was $124,949 in excess of its required net capital requirement of $5,000. At December 31, 2013 the Company's aggregated indebtedness to net capital ratio was 0.82 to 1.

NOTE 3 – CONCENTRATION OF CREDIT RISK

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. The Company has not experienced any losses in the past in these accounts.

One customer accounted for 100% of total accounts receivable as of December 31, 2013.

NOTE 5 – SUBSEQUENT EVENTS

The Company has evaluated events that have occurred after December 31, 2013 that would require recognition or disclosure in the financial statements. The Company's sole source of revenue was terminated in 2014.